EXHIBIT 10.2



CBA Multicurrency Facility Agreement

Bartier Perry Pty Limited
ABN 30 124 890 053
Level 10, 77 Castlereagh Street, Sydney NSW Australia
Phone: 61 2 8281 7800   Fax 61 2 8281 7838
www.bartier.com.au

NXD:140282
ME_113184514_1 (W2007)

Table of Contents

CBA Multicurrency Facility Agreement

Date 8 May 2014

Parties

Royal Wolf Trading Australia Pty Limited ACN 069 244 417 and **Royalwolf Trading New Zealand Limited** (Company number 1062072) (each an **Initial Borrower**)

and

Each party listed as an obligor in Schedule 1 (as a Guarantor and Obligor)

and

Commonwealth Bank of Australia (ACN 123 123 124) of Level 22, Tower 1, 201 Sussex Street, Sydney NSW 2000 (**Financier**)

Background

A. Upon execution of this document by the parties, the parties will be deemed to enter into a 'Facility Agreement" referred to in the Common Terms Deed Poll, on the terms and conditions set out in the Common Terms Deed Poll, as supplemented or varied in accordance with the terms of this document

B. Subject to the terms of this Facility Agreement, the Financier agrees to provide the Facilities (defined below).

C. The Secured Money (including without limitation a liabilities and obligations of the Obligors arising under this document) is secured by the Security and the parties acknowledge and agree that the Financier is a Beneficiary under the Security Trust Deed, in accordance with the terms of the Security Trust Deed.

D. The Financier is bound by, and is deemed to have notice of, all the provisions of the Common Terms Deed Poll and the Security Trust Deed.

E. This Facility Agreement is a separate and single agreement from any other agreement entered into between a Borrower and any other *"Financier"* as defined in the Common Terms Deed Poll which incorporates the terms and conditions in the Common Terms Deed Poll.

ME [illegible]

Operative Provisions

1 Interpretation and Definitions

1.1 Defined terms in Common Terms Deed Poll

Terms defined in (or incorporated by reference into) the Common Terms Deed Poll have the same meanings when used in this document unless otherwise defined in this document. Parties to the Common Terms Deed Poll referred to by short form name in this document are more fully described in the Common Terms Deed Poll.

1.2 Additional defined terms

In this document the following definitions apply unless the context indicates otherwise:

A$ Reference Bank means Australia and New Zealand Banking Group Limited, National Australia Bank Limited, Westpac Banking Corporation and Commonwealth Bank of Australia or such other financial institutions as are approved by the Borrower and the Financier.

Accession Deed (CTDP) has the meaning given to the term 'Borrower Accession Deed Poll' in the Common Terms Deed Poll.

Accession Deed (STD) has the meaning given to the term 'Accession Deed' in the Security Trust Deed.

ANZ LOO means the document titled '*Letter of Offer (Restatement) – Royal Wolf Trading Australia Pty Ltd*' dated 7 March 2012 between the Australian and New Zealand Banking Group Limited ACN 005 357 522 and the Australian Borrower, as amended from time to time.

ANZ NZ Facility Agreement means:

(a)   the document titled 'Facility Agreement' dated 5 May 2011 between the Obligors and ANZ Bank New Zealand Limited (company number 35976); and

(b)   the document titled 'Facility Agreement' dated 14 November 2011 between the Obligors and ANZ Bank New Zealand Limited (company number 35976),

as amended from time to time, including by variation letters dated 25 May 2012, 23 May 2013 and 3 October 2013.

Australian Borrower means Royal Wolf Trading Australia Pty Limited (ACN 069 244 417).

Availability Period means, for a Facility, its availability period specified in **Schedule 2**.

Base Currency has the meaning given to it in **Schedule 2**.

Base Currency Amount means:

(a)   in relation to a Drawing, the amount specified in the Drawdown Notice delivered by a Borrower for that Drawing (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base

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Currency at the Financier's Spot Rate of Exchange on the Drawdown Date); and

(b)   in respect of any other amount denominated in a currency other than A$, means the amount in A$ which could be realised by converting the amount, at the Financier's Spot Rate of Exchange on the relevant Business Day.

Base Rate means:

(a)   in relation to any Drawing in A$, for a period means:

    (i)   the average bid rate displayed at or about 10.30am (Sydney time) on the first day of the relevant period on the Reuters screen BBSY page (or the Bloomberg Information Systems equivalent) for a term equivalent to the relevant period (the **A$ Screen Rate**). If the service ceases to be available, or the basis on which that rate is calculated or displayed is changed and the Financier instructs the Company that in its opinion that it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document, the Financier may specify another page or service displaying the appropriate rate after consultation with the Borrower; or

    (ii)   if:

        (A)   no Screen Rate is available for a term equivalent to that period; or

        (B)   the basis on which the agreed Screen Rate is calculated or displayed is changed and the Financier instructs the Company (after consultation by the Company) that in its opinion it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document and no new relevant page or service is specified under the definition of 'Screen Rate',

        then the Base Rate will be the rate determined by the Financier to be the arithmetic mean of the buying rates quoted to the Financier by three A$ Reference Banks at or about 10.30am (Sydney time) on the first day of that period. The buying rates must be for Bills accepted by leading Australian banks and which have a term equivalent to the period.

(b)   in relation to any Drawing in NZ$, for a period means:

    (i)   the average bid rate displayed at or about 10.30am (Auckland time) on the first day of the relevant period on the Reuters screen BKBM page (or the Bloomberg Information Systems equivalent) for a term equivalent to the relevant period (the **NZ$ Screen Rate**). If the service ceases to be available, or the basis on which that rate is calculated or displayed is changed and the Financier instructs the Company that in its opinion that it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document, the Financier may specify another page or service displaying the appropriate rate after consultation with the Borrower; or

       (ii)   if:

          (A)   no Screen Rate is available for a term equivalent to that period; or

          (B)   the basis on which the agreed Screen Rate is calculated or displayed is changed and the Financier instructs the Company (after consultation by the Company) that in its opinion it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document and no new relevant page or service is specified under the definition of 'Screen Rate',

then the Base Rate will be the rate determined by the Financier to be the arithmetic mean of the buying rates quoted to the Financier by three NZ$ Reference Banks at or about 10.30am (Auckland time) on the first day of that period. The buying rates must be for Bills accepted by leading New Zealand banks and which have a term equivalent to the period.

Rates will be expressed as a yield per cent per annum to maturity, and if necessary will be rounded up to the nearest fourth decimal place.

Borrower means each of the Initial Borrowers and any other Group Member that may from time to time request a Drawing or utilisation of a Facility, as agreed by the Financier from time to time.

Cash Advance means a cash advance made available by the Financier pursuant to **clause 7** under:

(a)   Facility A; or

(b)   Facility B,

under this document.

Commitment means the aggregate of the Facility Limits, being A$70,000,000.

Commitment Fee, for a Facility, means the commitment fee specified for that Facility in **Schedule 2**.

Common Terms Deed Poll means the deed entitled "*Royal Wolf Common Terms Deed Poll*" dated on or about the date of this document executed by the Borrowers and the other parties specified therein as obligors, as varied, amended or replaced from time to time (subject to **clause 1.4**).

Company means Royal Wolf Holdings Limited (ACN 121 226 793).

Completion Date means the date on which all of the conditions precedent required to be satisfied before the initial Drawing under this document have been satisfied in accordance with **clause 6** or waived in accordance with **clause 6.4**.

Drawdown Date means the date on which a Drawing is made, to be made or deemed to be made under this document.

Drawdown Notice means a notice given by a Borrower to the Financier, duly completed, signed by a director or an Authorised Officer of the relevant Borrower and otherwise substantially in the form set out in **Schedule 3**.

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Drawing or **Draw** means the drawing or utilisation made, to be made or deemed to be made by a Borrower under, or of, a Facility. In **clause 7** it means a Drawing which is a Cash Advance. In **clauses 8** to **12** (inclusive) it means a Drawing by the issue of an LC Instrument under Facility A. Financial accommodation having the same Interest Period and Drawdown Date constitutes one Drawing. The issue of an LC Instrument constitutes one Drawing.

Facility means a facility made available to a Borrower under this document and described in **Schedule 2**.

Facility A means the multiple option facility which includes the provision of revolving Cash Advances and the issuance of letters of credit, performance bonds and bank guarantees (LC Instruments) as summarised in described in **Schedule 2** and up to in aggregate the Facility A Limit.

Facility A Limit means the facility limit of Facility A specified in **Schedule 2** as reduced or cancelled in accordance with this document.

Facility B means a revolving Cash Advance facility made available to the Borrowers in accordance with the terms of this document up to, in aggregate, the Facility B Limit, as described in **Schedule 2**.

Facility B Limit means the facility limit of Facility B specified in **Schedule 2** as reduced or cancelled in accordance with this document.

Facility Limit means, in relation to a Facility, its Facility Limit specified in **Schedule 2**, as reduced, cancelled or varied in accordance with this document.

Financier's Spot Rate of Exchange means the Financier's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the Sydney foreign exchange market at or about 11:00am on a particular day.

Funding Office of the Financier:

(a)   has the meaning given to it as specified in **Schedule 1**; and

(b)   in relation to a Drawing to a particular Borrower, means the Funding Office of the Financier next to the name of that Borrower in **Schedule 1**;

or in each case another funding office designated by it for the purpose of this document by notice to the Borrowers.

Initial Borrower has the meaning given to it in the 'Parties' section of this document and as specified in **Schedule 1**.

Initial Guarantor has the meaning given to it in the 'Parties' section of this document and as specified in **Schedule 1**.

Interest Period means, in relation to a Drawing, the period specified for that Drawing in a Drawdown Notice or Selection Notice, unless another period is required under this document or is agreed to by the Financier.

Interest Rate for a facility means the interest rate specified in **Schedule 2**.

Interest Payment Date means, for a Facility, each interest payment date specified in **Schedule 2**.

Issuance Fee, for a Facility, means the issuance fee specified for that Facility in Schedule 2.

LC Beneficiary means, for an LC Instrument, the beneficiary of that LC Instrument. If the LC Beneficiary has assigned the LC Instrument with the written consent of the Financier and in accordance with the terms of the LC Instrument, then the assignee replaces the assignor as the 'LC Beneficiary' of that LC Instrument.

LC Instrument means:

(a) a letter of credit substantially in the form set out in **Schedule 8** (or in another form agreed to by a Borrower and the Financier);

(b) a bank guarantee substantially in the form set out in **Schedule 9** (or in another form agreed to by a Borrower and the Financier); or

(c) a performance bond in a form agreed to by a Borrower and the Financier.

or in another form agreed to by a Borrower and the Financier.

LC Secured Contract means, in relation to an LC Instrument and LC Beneficiary, any agreement or contract involving an Obligor and the LC Beneficiary in connection with which the LC Instrument is, or is to be, issued to the LC Beneficiary.

Margin means, for a Facility, its margin specified in **Schedule 2**.

Majority Decision means any consent, approval, decision, authorisation or the exercise of any right, discretion or Power under the terms of the Common Terms Deed Poll which may only be made, given or exercised by the Majority Financiers.

NZ$ Reference Bank means ANZ Bank New Zealand Limited, ASB Bank Limited, Bank of New Zealand and Westpac New Zealand Limited or such other financial institutions as are approved by the Borrower and the Financier.

NZ Borrower means Royalwolf Trading New Zealand Limited (company number 1062072).

Optional Currency has the meaning given to it in **Schedule 2**.

Outstanding Amount means, at any time:

(a) (**Drawing**) in relation to a Drawing, the Base Currency Amount of the aggregate principal amount of a Drawing outstanding at that time;

(b) (**Facility**) in relation to a Facility, the aggregate Base Currency Amount of the outstanding principal amounts of all then outstanding Drawings under that Facility.

Reference Bank means an A$ Reference Bank or an NZ$ Reference Bank (as the case may be).

Relevant Interbank Market means:

(a) in relation to A$, the Australian bank bill market; and

(b) in relation to NZ$, the New Zealand bank bill market.

Repayment Date means, for a facility, the repayment date specified in **Schedule 2**.

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Screen Rate means the A$ Screen Rate or NZ$ Screen Rate (as the context requires), as defined in the definition of 'Base Rate'.

Secured Money has the meaning given to it in the Security Trust Deed.

Security Trustee means, at any time, the party appointed as the security trustee under the Security Trust Deed.

Security Trust Deed means the document so entitled dated on or about the Completion Date between the Obligors and the Security Trustee.

Selection Date means, in respect of a Facility, the last day of an Interest Period other than the Repayment Date for that Facility.

Selection Notice means a notice in the form set out in **Schedule 7**, properly completed and duly signed by an Authorised Officer of the relevant Borrower and given in accordance with this document.

Termination Date means, for a Facility, its Repayment Date or any earlier date on which the Facility is terminated or cancelled in accordance with this document or on which all the Amount Owing or Secured Money becomes due and payable under this document.

Unused Commitment means, for a Facility, the amount of the relevant Facility Limit which remains undrawn or unused, being its Facility Limit less its Utilised Commitment.

Upfront Fee means, for a facility, the upfront fee specified for that Facility in **Schedule 2**.

Utilised Commitment means, at any time, the aggregate Base Currency Amount of the Drawings under a Facility.

1.3   **Incorporation of terms and conditions of the Common Terms Deed Poll**

On execution of this document, the following provisions of the Common Terms Deed Poll in the form as at the date of this document are incorporated in, and apply to, this document as if set out in full with any necessary amendments to the intent and effect that any such provision for the benefit of the Financier or a Borrower (as defined in the Common Terms Deed Poll) may be enforced by a Financier or a Borrower to the same extent as if the Financier was a party to the Common Terms Deed Poll:

(a)   **clause 1.2** (*References to certain general terms*);

(b)   **clause 1.3** (*Number*);

(c)   **clause 1.4** (*Non-Business Days*);

(d)   **clause 1.5** (*Headings*);

(e)   **clause 1.6** (*Separate agreements*);

(f)   **clause 3** (*Finance Documents*);

(g)   **clause 4** (*Security Trustee's limit on liability*);

(h)   **clause 5** (*Finance Party's rights and obligations*);

(i)   **clause 6** (*Payments*);

(j)   **clause 7** (*Currency Provisions*);

(k)   **clause 8** (*Withholding tax*);

(l)   **clause 9** (*Illegality or impossibility*);

(m)   **clause 10** (*Representations and warranties*);

(n)   **clause 11** (*Undertakings*);

(o)   **clause 12** (*Guarantee and indemnity*);

(p)   **clause 13** (*Insurance*);

(q)   **clause 14** (*Effect of Review Event*);

(r)   **clause 15** (*Default*);

(s)   **clause 16** (*Meetings and resolutions*);

(t)   **clause 17** (*Fees*);

(u)   **clause 18** (*Costs, Taxes and general indemnities*);

(v)   **clause 19** (*GST and indirect Taxes*);

(w)   **clause 20** (*Interest on overdue amounts*);

(x)   **clause 21** (*Change to the Obligors*);

(y)   **clause 22** (*Dealing with interests*);

(z)   **clause 23** (*Notices and other communications*);

(aa)   **clause 24** (*Protection of the Finance Parties*); and

(bb)   **clause 25** (*General*).

1.4   Amendments to CTDP

If any provision of the Common Terms Deed Poll is varied in accordance with the terms of the Common Terms Deed Poll (excluding any variation to a provision of the Common Terms Deed Poll that varies or has the effect of varying a term of this document (other than the terms of the Common Terms Deed Poll incorporated into this document under clause 1.3 of this document)) (**Variation**)):

(a)   such Variation will be deemed to be incorporated into this document without any further action being necessary on and from the date such Variation takes effect under the Common Terms Deed Poll (**Effective Date**); and

(b)   the Financiers and each Obligor will be bound by such Variation under this document on and from the Effective Date,

otherwise variations to the Common Terms Deed Poll will only be incorporated into this document where each Obligor and the Financier has approved the variation in writing.

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2 Interaction with other documents

2.1 Interaction with the Common Terms Deed Poll

(a) The Financier:

    (i) acknowledges that it is a 'Financier' for the purposes of the Common Terms Deed Poll; and

    (ii) agrees to comply with and be bound by all present and future obligations of the Financier under the terms of the Common Terms Deed Poll incorporated into this document, as if it was a party to that document in that capacity; and

    (iii) agrees to comply with and be bound by all present and future Majority Decisions made by the Majority Financiers under the Common Terms Deed Poll, as if such decision was a decision of the Financier under this document.

(b) This document is a 'Finance Document' for the purposes of the Common Terms Deed Poll.

(c) The Finance Documents (including this document and the Common Terms Deed Poll) contain all terms on which each Facility is or will be provided. Subject to clause 1.4, if there is any inconsistency between this document and the Common Terms Deed Poll, this document will prevail as between the parties to this document.

2.2 Interaction with the Security Trust Deed and Security

(a) This document is a 'Secured Finance Document' for the purposes of the Security Trust Deed and each other Secured Finance Document.

(b) This document is a 'Finance Document' (as that term is defined in the Existing Security) for the purposes of each Existing Security.

(c) Each Borrower and each other Obligor hereby confirms that the liabilities and obligations of the Obligors arising under the Secured Finance Documents (including without limitation arising under this document) shall form part of (but do not limit) the 'Secured Money' under the Existing Securities and other Securities and the Security Interests granted by the Borrower and each Obligor pursuant to each Security shall cover and secure the obligations and liabilities of the Obligors under the Secured Finance Documents (including without limitation arising under this document).

(d) The Existing Securities shall continue in full force and effect and shall extend to and cover (without limitation) the obligations and liabilities of the Obligors under this document.

3 The Facility and Facility Limit

3.1 The Facilities

Subject to the terms of this document, the Financier agrees to provide the financial accommodation requested by a Borrower in relation to Facility A and Facility B under this document during the Availability Period. The maximum aggregate principal amount available at any time for a Facility is its Unused Commitment.

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3.2 Maximum financial accommodation

Despite anything in this document, the Financier need not provide financial accommodation:

(a) under Facility A, to the extent that the Utilised Commitment under the Facility after providing that financial accommodation would exceed the Facility A Limit; and

(b) under Facility B, to the extent that the Utilised Commitment after providing that financial accommodation would exceed the Facility B Limit.

3.3 Purpose

Each Obligor must ensure that proceeds from a Facility are only used for the purposes set out in **Schedule 2**.

3.4 Financier's rights and obligations

(a) The rights and obligations of the Financier under this Facility Agreement are several from any other *"Financier's"* rights and obligations to the Borrowers under any other *"Facility Agreement"*.

(b) Except where expressly provided to the contrary in any Finance Document, the Financier may exercise a Power directly against an Obligor under this Facility Agreement independently of any other Financier under any other *"Facility Agreement"*.

3.5 Reduction of unused Facility Limit - end of Availability Period

The Facility Limit for a Facility will reduce permanently to the amount of the Utilised Commitment for that Facility at 5.00pm on the last Business Day of the Availability Period for that Facility.

3.6 Last Termination Date

On the last Termination Date for any Facility each Borrower must pay to the Financier all remaining Secured Money.

4 Currency of Drawings

4.1 Facility

Subject to the Finance Documents, a Drawing under a Facility may be made in the Base Currency or Optional Currency specified for that Facility in **Schedule 2**.

4.2 Selection of currency

(a) A Borrower shall select the currency of a Drawing:

    (i) (in the case of an initial Drawing), in the relevant Drawdown Notice; and

    (ii) (afterwards in relation to the continuation of a Drawing) in a Selection Notice.

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(b)   If a Borrower fails to issue a Selection Notice in relation to a Drawing under the Facility, the Drawing will remain denominated for its next Interest Period in the same currency in which it is then outstanding.

(c)   If a Borrower issues a Selection Notice requesting a change of currency and the first day of the requested Interest Period is not a Business Day for the new currency, the relevant Drawing will remain in the existing currency (with Interest Periods running from one Business Day until the next Business Day) until the next day which is a Business Day for both currencies, on which day the requested Interest Period will begin.

4.3   Unavailability of a currency

If on the first day of any period of which an interest is to be determined:

(a)   an Optional Currency requested is not readily available to the Financier in the amount required or the Optional Currency is not freely convertible into A$ in the Relevant Interbank Market; or

(b)   compliance by the Financier with its obligation to provide a Drawing in the relevant Optional Currency would contravene a law or regulation applicable to it,

the Financier will give notice to the relevant Borrower to that effect by 11.00am on that day. In this event, unless the Borrower advises the Financier in writing that it wishes to cancel the Drawdown Notice or Selection Notice, the Financier will be required to provide the Drawing in the Base Currency.

4.4   Change of currency

(a)   If a Drawing under the Facility is to be denominated in different currencies during two successive Interest Periods:

(i)   if the currency for the second Interest Period is an Optional Currency, the amount of the Drawing in that Optional Currency will be calculated by the Financier as the amount of that Optional Currency equal to the Base Currency Amount of the Drawing at the Financier's Spot Rate of Exchange on the last day of the first Interest Period;

(ii)   if the currency for the second Interest Period is the Base Currency, the amount of the Drawing will be equal to the Base Currency Amount;

(iii)   (unless the Financier and the Borrower that has borrowed the Drawing agree otherwise in accordance with paragraph (b) below) the Borrower that has borrowed the Drawing shall repay it on the last day of the first Interest Period in the currency in which it was denominated for that Interest Period; and

(iv)   (subject to **clause 6.2**) the Financier shall re-advance the Drawing in the new currency.

(b)   If the Financier and the Borrower that has borrowed the Drawing agree, the Financier shall:

(i)   apply the amount of the Drawing which it is required to provide under paragraph (a)(iv) above (or so much of that amount as is necessary) in

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or towards purchase of an amount in the currency in which the Drawing is outstanding for the first Interest Period; and

(ii) use the amount it purchases in or towards satisfaction of the relevant Borrower's obligations under paragraph (a)(iii) above.

(c) If the amount purchased by the Financier pursuant to paragraph (b)(i) above is less than the amount required to be repaid by the relevant Borrower, the Financier shall promptly notify that Borrower and that Borrower shall, on the last day of the first Interest Period, pay an amount to the Financier (in the currency of the outstanding Drawing for the first Interest Period) equal to the difference.

(d) If any part of the amount which the Financier is required to provide under paragraph (a)(iv) above is not needed to purchase under paragraph (a)(i) above the amount required to be repaid by the Borrower that has borrowed the Drawing, the Financier shall promptly notify the Borrower and pay the Borrower on the last day of the first Interest Period that part of that amount (in the new currency).

(e) The Financier will only be obliged to comply with this **clause 4.4** if, on the first day of an Interest Period, no Default has occurred or would result from the change of currency and the Financier is satisfied that each representation and warranty by an Obligor in the Finance Documents is correct and not misleading.

4.5 Same Optional Currency during successive Interest Periods

If a Drawing is to be denominated in the same Optional Currency during two successive Interest Periods, the Financier shall calculate the amount of the Drawing in the Optional Currency for the second of those Interest Periods (by calculating the amount of Optional Currency equal to the Base Currency Amount of that drawing at the Financier's Spot Rate of Exchange on the last day of the first Interest Period) and:

(a) if the amount calculated is less than the existing amount of Drawing in the Optional Currency during the first Interest Period, promptly notify the Borrower that has borrowed that Drawing and that Borrower shall pay to the Financier, on the last day of the first Interest Period, an amount equal to the difference; or

(b) if the amount calculated is more than the existing amount of that Drawing in the Optional Currency during the first Interest Period, if no Event of Default is continuing and each representation and warranty by an Obligor in the Finance Documents is correct and not misleading in any material respect, the Financier shall, on the last day of the first Interest Period, pay the Borrower an amount equal to the difference (in the Optional Currency).

4.6 Financier's calculations

All calculations made by the Financier pursuant to this **clause 4** will take into account any repayment, prepayment, consolidation or division of Drawings to be made on the last day of the first Interest Period.

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4.7 Currency of account and payment

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) A repayment of a Drawing or unpaid amount of the Secured Money which is due and payable by an Obligor or a part of a Drawing or such amount shall be made in the currency in which that Drawing or amount is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

5 New Borrowers

(a) Any wholly owned Subsidiary of the Company may, as agreed with the Financier and subject to this **clause 5** and clause 21 of the Common Terms Deed Poll, become a Borrower under this document, after which it will be entitled to all rights, and shall perform and observe all its obligations as if it were an original party to this document.

(b) To become a Borrower it must execute an Accession Deed (CTDP) and an Accession Deed (STD) and comply with the terms of clause 21 of the Common Terms Deed Poll.

(c) After the accession of a new Borrower, that new Borrower will be a Borrower for the purpose of this document.

6 Conditions Precedent

6.1 Conditions

A Borrower may not deliver an initial Drawdown Notice under a Facility until the Financier has received each item specified in **Schedule 6** in a form and substance satisfactory to the Financier by 11.00am 2 Business Days (or such shorter period agreed by the Financier) before the requested first Drawdown Date.

6.2 Conditions to all drawings or utilisation

The Financier need not provide any Drawing or utilisation of a Facility unless:

(a) **(Drawing available)** the Utilised Commitment for the Facility after providing the financial accommodation requested would not be greater than for the relevant Facility Limit;

(b) **(Drawdown Notice)** the Financier has received a Drawdown Notice in respect of it in accordance with this document;

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(c)   **(representation and warranties)** the Financier is satisfied that the representations and warranties in the Common Terms Deed Poll incorporated into this Facility Agreement and in the Drawdown Notice and the statements in the Drawdown Notice are correct and not misleading at the date of the relevant Drawdown Notice and at the relevant Drawdown Date in any material respect;

(d)   **(no breach)** no breach of any applicable law arises from the execution, delivery and performance of the Finance Documents or would result from the accommodation being provided;

(e)   **(no Default)** the Financier is satisfied that no Event of Default or Review Event is continuing, or would result from the accommodation being provided;

(f)   **(NSW mortgage duty)** where any Secured Property is situated, or taken under the Duties Act 1997 (NSW) to be situated, in New South Wales, the Financier has received in form and substance satisfactory to it:

    (i)   multi-jurisdictional mortgage statement(s) signed on behalf of each Obligor who provides a Security over that Secured Property, by 11.00am 2 Business Days (or such shorter period agreed by the Financier) before the requested Drawdown Date; and

    (ii)   evidence that all Taxes required to be paid on that Security following provision of the requested Drawing have been paid or, if not already paid, sufficient same day funds or evidence of other arrangements satisfactory to the Financier being in place to enable the payment of those Taxes, together with all things (including documents) necessary to pay those Taxes;

(g)   **(LC Secured Contracts)** in the case of a Drawing by the issue of an LC Instrument under Facility A:

    (i)   the Financier has received in form and substance satisfactory to it a duly executed, stamped and registered (as applicable) copy of each LC Secured Contract to which the Drawing relates; and

    (ii)   the terms of those LC Secured Contracts are satisfactory to the Financier;

(h)   **(Authorisations)** the Financier is satisfied that all Authorisations necessary for the Drawing have been obtained;

(i)   **(KYC Checks)** the Financier is satisfied as to its KYC Checks, including in the case of a Drawing by the issue of an LC Instrument under Facility A, in respect of the relevant LC Beneficiary;

(j)   **(other information and documents)** the Financier has received, in form and substance reasonably satisfactory to it, all other information and documents reasonably requested by the Financier.

6.3   General Requirements

(a)   Any item required to be certified under this clause or any other provision of a Finance Document in respect of an Obligor must be certified by a director or secretary of the Company or that Obligor (as applicable) as being true and complete as at a date no earlier than 2 Business Days before the date of this document.

(b)   The Financier agrees to notify a Borrower as soon as practicable after the it receives the final item specified in this clause.

6.4   Right to Waive

The conditions precedent in **clause 6.1** and **clause 6.2** are for the sole benefit of the Financier and only the Financier may waive it in relation to itself, by giving written notice of such waiver.

6.5   Requesting Drawing of the Facilities

If a Borrower wants to use a Facility, then it may do so by one or more requests made in accordance with the terms of this document.

7   Drawing of revolving Cash Advances

7.1   Availability

Revolving Cash Advances are available to a Borrower under the Facility A and the Facility B. No Borrower is obliged to make any Drawing. If a Borrower wants to make a Drawing of Cash Advance under a Facility it must issue a Drawdown Notice to the Financier in accordance with **clause 7.2.**

7.2   Drawing of Cash Advances

Subject to the satisfaction or waiver of the conditions precedent in accordance with **clauses 6.1, 6.2 and 6.4,** a Borrower may request one or more Drawings in the Base Currency or an Optional Currency for the purpose detailed in **clause 3.3** on any Business Day during the Availability Period provided that:

(a)   **(Notice)** the Financier has received a duly completed Drawdown Notice (such notice being irrevocable except as provided by **clause 4.3**) by the Borrower by no later than 11:00am on the second Business Day prior to the proposed Drawdown Date set out in the Drawdown Notice;

(b)   **(Not more than Facility Limit)** the Drawing, if made, is for no more than the relevant Unused Commitment;

(c)   **(During Availability Period)** the Drawdown Date is a Business Day during the Availability Period; and

(d)   **(Due Date)** the last day of the Interest Period of the Drawing must not be a date after the Repayment Date.

7.3   When is a Drawdown Notice Effective?

A Drawdown Notice under this Facility is irrevocable and is effective on receipt by the Financier.

7.4   Funding

Subject to this document the Financier agrees to make available to the Borrower the amount specified in the relevant Drawdown Notice.

7.5 Interest Periods

Subject to **clause 7.6**:

(a) The Interest Period for a Drawing which is a Cash Advance will be selected by a Borrower in the Drawdown Notice or otherwise selected in accordance with paragraph (d) below.

(b) The initial Interest Period for a Drawing which is a Cash Advance commences on its Drawdown Date. Each subsequent Interest Period for the Drawing commences on the day when the preceding Interest Period for the Drawing expires.

(c) The initial Interest Period for a Drawing is the period specified in the Drawdown Notice. Each subsequent Interest Period is a period notified by the Borrower under a Selection Notice to the relevant Financier at least 2 Business Days before the last day of the current Interest Period. If the Borrower does not give notice, then, subject to paragraph (d) below, the subsequent Interest period is to be of the same duration as the then Interest Period which immediately precedes it.

(d) The Borrower must not give a Selection Notice which conflicts with any Drawing restrictions for a Drawing which is a Cash Advance specified in **Schedule 2** or which otherwise would breach a provision of this document. Unless otherwise expressly stated in this document, a Selection Notice is irrevocable and is effective on actual receipt by the Financier.

7.6 Interest Period adjustments

(a) An Interest Period may be adjusted by the Financier as necessary to ensure that an Interest Period specified in a Drawdown Notice or Selection Notice is for an Interest Period specified in **Schedule 2** for a Drawing which is a Cash Advance.

(b) An Interest Period which would otherwise end on a day which is not a Business Day is a period ending on the succeeding Business Day and an Interest Period which would otherwise end after the Repayment Date ends on the Repayment Date.

7.7 Interest payment

Each Borrower must pay to the Financier in relation to a Drawing provided in the form of a Cash Advance, all interest on the Drawing for the relevant Interest Period at the Interest Rate on the relevant Interest Payment Date.

7.8 Calculation of interest

Interest will:

(a) accrue from day to day on the Outstanding Amount of each Drawing which is a Cash Advance at the applicable Interest Rate for each Interest Period, and is calculated on the actual number of days from (and including) the first day of the relevant Interest Period to (but excluding) the last day of that Interest Period; and

(b) be calculated daily on the basis of a year of 365 days.

7.9 Repayment of Cash Advances under Facility A or Facility B

On the Termination Date for a each of Facility A or Facility B:

(a) each Borrower must repay the whole of the remaining Utilised Commitment and all other Outstanding Amount of all then outstanding Drawings under the relevant Facility; and

(b) the Facility Limit for the relevant Facility will reduce permanently to zero.

7.10 Mandatory Cancellation

Any part of the Facility Limit for Facility A or Facility B which remains undrawn on the day immediately following determination of the Availability Period is automatically cancelled. The Facility Limit may not subsequently be reinstated.

7.11 Voluntary Prepayment

(a) A Borrower of a Drawing may, subject to any restriction in Schedule 2, if it gives the Financier not less than 2 Business Days' (or such shorter period as the Financier may agree) irrevocable prior written notice in the form of **Schedule 10** (**Prepayment Notice**), prepay the Drawing (in whole or in part and if in part in an amount of not less than:

(i) A$500,000 and in integral multiples of A$100,000, in the case of a Drawing denominated in the Base Currency);

(ii) NZ$500,000 and in integral multiples of NZ$100,000, in the case of a Drawing in the Optional Currency that is NZ$; or

(iii) in the amount and in integral multiples in each case specified by the Financier, in the case of a Drawing in an Optional Currency that is not NZ$,

on a Selection Date before the Repayment Date. If a prepayment is of only part of the Outstanding Amount, the notice must specify the Drawing(s) to which the prepayment applies and must satisfy any prepayment restrictions in Schedule 2.

(b) The Borrower must make a prepayment in accordance with any Prepayment Notice under **clause 7.11**(a), provided that an outstanding Drawing may only be prepaid on its Selection Date and the prepayment must comply with any prepayment restrictions specified in **Schedule 2**.

(c) Subject to this document, any Borrower may, during the Availability Period, redraw any amount prepaid in accordance with this **clause 7.11**.

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8 LC Instruments

8.1 Issue of LC Instruments

(a) No Borrower is obliged to make any request under this **clause** for the issue of a LC Instrument. Subject to the satisfaction or waiver of the conditions precedent in accordance with **clauses 6.1, 6.2 and 6.4**, a Borrower may by the issue of a Drawdown Notice to the Financier, request the issuance of an LC Instrument under Facility A from time to time for the purpose detailed in **clause** 3.3 on any Business Day during the Availability Period of Facility A provided that:

    (i)   (**Notice**) the Financier has received a duly completed Drawdown Notice in accordance with (c) below (such notice being irrevocable except as provided by **clause 4.3**) by the Borrower by no later than 11:00am on the second Business Day prior to the proposed Drawdown Date set out in the Drawdown Notice;

    (ii)   (**Not more than Facility Limit**) the Drawing, if made, is for no more than the relevant Unused Commitment of Facility A;

    (iii)   (**During Availability Period**) the Drawdown Date is a Business Day during the Availability Period of Facility A; and

    (iv)   (**expiry date**) the expiry date of the LC Instrument must not extend beyond the Repayment Date of Facility A.

(b) Subject to the provisions of this document, the Financier will prepare and issue an LC Instrument requested in a Drawdown Notice. Each LC Instrument must be for an amount, and have a term and expiry date, complying with any requirements specified in **Schedule 2**.

(c) Where a Borrower requires the issuance of an LC Instrument, the Drawdown Notice shall specify:

    (i)   the face value amount and currency (which may only be A$ or NZ$) of the LC Instrument;

    (ii)   the name of the beneficiary or beneficiaries;

    (iii)   the term and expiry date of the LC Instrument; and

    (iv)   where the LC Instrument is to be delivered; and

    (v)   all other information required to be provided in a Drawdown Notice.

(d) A Drawdown Notice is irrevocable and is only effective on receipt by the Financier.

8.2 Reimbursement

Each Borrower must pay to the Financier:

(a) amounts equal to each payment made or required to be made by the Financier under an LC Instrument, on the day on which the Financier makes or is required to make the payment; and

(b)   interest on such amounts calculated in accordance with **clause 20** '*Interest on overdue amounts*' of the Common Terms Deed Poll on demand from time to time.

8.3   Authorisation of payment

(a)   Each Borrower irrevocably authorises the Financier to immediately pay any amount for which a demand or request is made at any time under the an LC Instrument issued under this document without reference to or further authority from, the Borrower. The Financier need not investigate or enquire whether a claim or demand on it has been properly made (or whether any certificates or other documents tendered with a claim or demand are genuine, correct or duly signed) and the Financier may meet any such claim or demand notwithstanding that the Borrower, any Obligor or any other person may disputing the validity of the claim or demand.

(b)   All amounts paid by the Financier under an LC Instrument or any amount which the Financier elects to pay to a beneficiary to release in whole or in part the liability of the Financier pursuant to an LC Instrument shall become immediately due and payable by the Borrower that has requested the issue of the LC Instrument, notwithstanding any disputing or notice by the Borrower or any Obligor to the Financier as to whether or not such amounts should have been or are required to be paid to the beneficiary and notwithstanding any notice from any other person not to pay any amount under an LC Instrument.

8.4   Voluntary pay out

The Financier may voluntarily pay to the LC Beneficiary (regardless of whether or not the LC Beneficiary has made a claim, demand or request for payment) the Outstanding Amount under any LC Instrument issued under this document:

(a)   on the Termination Date;

(b)   if an Event of Default subsists; or

(c)   if the Repayment Date for Facility A has occurred.

8.5   Tax

Each Borrower must pay any Tax (other than an Excluded Tax) payable on or in relation to the issue of, or any payment under, any LC Instrument issued under this document.

8.6   Proceedings under LC Instruments or LC Secured Contracts

The Financier is not obliged at any time to commence, pursue or defend any legal proceedings or other process in connection with any claim, demand or right arising under an LC Instrument issued under this document.

9   Cash Cover

9.1   Cash Cover

(a)   If:

(i)   an Event of Default subsists, immediately after receiving a request from the Financier; or

(ii)   the Borrower is required to provide cash cover as required under **clause 12(a)**,

the provisions of this **clause** will apply and a Borrower must provide cash cover equal to the Outstanding Amount of all unexpired LC Instruments issued under Facility A in the currencies in which unexpired LC Instruments are denominated in accordance with **clause 9.1(b)**.

(b)   If this **clause** applies, each Borrower:

(iii)   must open and maintain with the Financier (or another bank approved by the Financier) one or more non-cheque issuing bank accounts (each a **Cash Cover Account**) in the Borrower's name and designated as a 'Cash Cover Account', in each currency in which unexpired LC Instruments are denominated;

(iv)   agrees that despite anything to the contrary in any account opening authority the Financier will have exclusive control of each Cash Cover Account, and at least one of the Financier's Authorised Officers will be an account signatory, including for all withdrawals and transfers and each Borrower irrevocably authorises the Financier to do anything necessary for this purpose;

(v)   acknowledges and agrees that the Financier will not be responsible for the performance by the Borrower of its obligations in relation to any Cash Cover Account, nor is the Financier obliged to take any action in relation to a Cash Cover Account which may be contrary to any law or official directive, and that the Financier has no duties in relation to a Cash Cover Account, and will not be liable for any error of judgment or any mistake in fact or law except to the extent of its own gross negligence, fraud or wilful default; and

(vi)   must ensure that all cash cover provided pursuant to this document will be credited to a Cash Cover Account for an amount not greater than the face value amount of the unexpired LC Instrument.

9.2   Application of cash cover

The Financier may, without demand or any notice, appropriate and apply any cash cover held by it pursuant to this document against any obligations of a Borrower under this document (including where a voluntary pay out has been made by the Financier under **clause 8.4**) in respect of any LC Instrument. Each Borrower irrevocably authorises the Financier to do anything necessary for that purpose, and regardless of whether the Repayment Date for Facility A has occurred.

10   Borrower Indemnity

10.1   Indemnity

(a)   Each Borrower agrees to indemnify the Financier and pay to the Financier on demand from time to time in the relevant currency of obligation from and against all loss, damage, harm, costs, charges, claim, liability and expenses suffered or incurred by the Financier in connection with, or as a result of, any LC Instrument (including the issue or variation of an LC Instrument, any payment or claim for payment under an LC Instrument and anything done by an LC Beneficiary or any other person in relation to or in reliance upon an LC

Instrument) including but not limited to any loss or expenses sustained or incurred in liquidating or employing deposits from third parties required to effect or maintain any payments with the Lender is required to make under any LC Instrument.

(b) Each of the indemnities contained in this **clause** is a continuing indemnity and shall be irrevocable and shall remain in full force and effect until the Utilised Commitment under Facility A has been paid in full.

10.2 Continuing obligations

(a) Each Borrower agrees that its obligations under **clause 10** are absolute and unconditional and shall not be subject to any reduction, termination or other impairment by any set-off, deduction, counterclaim, agreement, defence, suspension, deferment or otherwise and the Borrower shall not be released, relieved or discharged from any obligations under this **clause 10**, nor shall such obligations be prejudiced or affected by any reason whatsoever including without limitation:

(i) any set-off, deduction, abatement, counterclaim, agreement, defence, suspension, deferment or other claim which the Borrowers or any other person may have against the Financier, an LC Beneficiary or any other person;

(ii) the transfer or assignment by an LC Beneficiary of an LC Instrument to any person;

(iii) any falsity, inaccuracy, insufficiency or forgery of (or in) any document, demand, notice, certificate, communication which on its face purports to be a document, demand, notice, certificate or communication which on its face purports to be signed or authorised pursuant to this document or an LC Instrument;

(iv) the Financier granting time or other indulgence to, compounding or compromising with or releasing (whether wholly or partly) by novation or otherwise a Borrower or any other person;

(v) laches, acquiescence, delay, acts, omissions or mistakes on the part of the Financier or another person;

(vi) any variation or any right of the Financier in respect of a Borrower or any other person, including without limitation, any increase in the face value of or other variation in connection with a Letter of Credit;

(vii) any Event of Insolvency affecting any entity or person or cessation of existence of any entity or person;

(viii) the inaccuracy of any document or communication or lack of authority under which it is transmitted or sent by or to any person;

(ix) any illegality, invalidity or impossibility of performance, of any LC Secured Contract, Finance Document or any other agreement;

(x) any act of any Governmental Agency in relation to or any law, order, treaty, or official policy, directive or request affecting any of the terms of any LC Secured Contract, Finance Document or any other document;

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(xi)   any failure by any person to obtain an Authorisation necessary or desirable in connection with any LC Secured Contract, Transaction Document or other document;

(xii)   any LC Secured Contract, Transaction Document or other document being wholly or partly void, voidable, unenforceable, invalid or ineffective; or

whether or not the Borrower, any LC Beneficiary or the Financier is aware of it or consents to it and despite any legal rule to the contrary, and each Borrower acknowledges and agrees with the Financier that the Financier shall not be liable or under any duty to enquire in respect of any of the matters mentioned in the preceding paragraphs of this **clause 10.2**.

11   Facility Limit reduction –Facility A

11.1   Expiring LC Instruments

The Facility A Limit will not be reduced due to the expiry of an LC Instrument issued under this document.

11.2   Termination Date

On the Termination Date for Facility A the Facility A Limit will reduce permanently to zero.

12   Termination Date payments

(a)   On the Termination Date for Facility A the Borrowers must pay to the Financier:

(i)   cash cover in accordance with **clause 9** equal to the Outstanding Amount of each Drawing constituted by the issue of an LC Instrument in the currencies in which the relevant LC Instruments are denominated, except in respect of LC Instruments for which:

(A)   the Financier already holds cash cover in accordance with **clause 9**; or

(B)   the original LC Instrument has been returned to the Financier and the Financier has been unconditionally released from all of its obligations on terms satisfactory to the Financier; or

(C)   the Financier holds bank guarantees, letters of credit or other financial undertakings in favour of the Financier on terms, and from issuers, acceptable to the Financier, for the currencies in which the relevant LC Instruments are denominated; and

(ii)   all other Secured Money in respect of Facility A and any LC Instruments.

(b)   The Financier agrees to repay to a Borrower any cash cover held in respect of an LC Instrument pursuant to **clause 12(a)** which is not to be applied in accordance with **clause 9.2**, if no Secured Money is due and unpaid and:

(i)   the Financier has received the original LC Instrument (or if lost or destroyed, a statutory declaration made by an officer of the LC

Beneficiary attesting to the loss or destruction) and an unconditional release from all of its obligations on terms satisfactory to the Financier; or

(ii)   that:

    (A)   the Financier's obligations under the LC Instrument have been discharged in full; and

    (B)   the Borrower's obligations under this document in respect of the LC Instrument have been discharged in full (having regard to **clause 24.3** of the Common Terms Deed Poll).

13   Consequences of Default under Facility A and Facility B

On and at any time after the occurrence of an Event of Default which is continuing the Financier may, by notice to the Borrower do one or more of the following:

(a)   cancel all or part of its commitment to provide financial accommodation for all or any Facilities provided by the Financier at which time they shall immediately be cancelled;

(b)   declare that all or part of the Amount Owing (including all or part of the Secured Money) be immediately due and payable, at which time it will become immediately due and payable;

(c)   declare that all or part of the Amount Owing (including all or part of the Secured Money) be payable on demand, at which time they shall immediately become payable on demand by the Financier;

(d)   declare that full cash cover in respect of each LC Instrument issued under this document is immediately due and payable, in which case the Borrower must immediately pay to the Financier cash cover in accordance with **clause** 9;

(e)   in accordance with the Secured Finance Documents, exercise or direct the Security Trustee to exercise any of its Powers under the Secured Finance Documents; and / or

(f)   terminate the Financier's obligations specified in the notice with immediate effect.

In addition to the foregoing, the Borrower must pay interest at the Default Rate on the Amount Owing (including the Secured Money) in accordance with **clause 20** of the Common Terms Deed Poll if an Event of Default occurs and is continuing.

14   Currency fluctuation for Facility A and Facility B

14.1   Currency fluctuation

(a)   If at any time during any Interest Period relating to a Drawing drawn in an Optional Currency, the Utilised Commitment under the Facility (under which that Drawing is drawn) exceeds the Facility Limit for the Facility (under which that Drawing is drawn) by more than 10% (the amount in excess of the Facility Limit being the **Excess Amount**), the Obligors must either:

(i)   provide to the Financier who has provided the Drawing as cash collateral and on terms acceptable to the Financier, an amount in the Base Currency equal to the Excess Amount; or

(ii)   repay to the Financier who has provided the Drawing within 10 Business Days an amount in the Base Currency so as to ensure that the Utilised Commitment of the Facility is less than or equal to the Facility Limit for the Facility.

14.2   Release of cash collateral

While:

(a)   any Drawing denominated in a currency other than the Base Currency remains outstanding under the Facility; and

(b)   the Financier who has provided a Drawing holds cash collateral provided to it by a Borrower in accordance with clause 14.1,

if:

(c)   on the last day of any Interest Period relating to a Drawing under the Facility, the Outstanding Amount of the aggregate of all Drawings under a Facility (including, for the avoidance of doubt, the amount held by the relevant Financier as cash collateral in respect of the Facility) is less than the Facility Limit for that Facility; and

(d)   no Event of Default or Review Event has occurred at the time of, or will result from, the payment,

then the Financier will, within 10 Business Days of receiving a written request from the Borrower, repay into an account in the name of the Borrower so much of the amount provided to the Financier as cash collateral so that, after making the repayment, the Excess Amount in respect of that Facility (including, for the avoidance of doubt, any amount which will continue to be held by the Financier as cash collateral in respect of that Facility) does not exceed the Facility Limit for that Facility. If:

(e)   there are no Drawings in a currency other than Base Currency; and

(f)   no Event of Default or Review Event is subsisting at the time of, or will result from, the payment,

then the Financier will repay into an account in the name of the Borrower all amounts held at that time by the Financier as cash collateral under clause 14.1.

15   Market Disruption

15.1   Application of Market disruption

The following provisions of this **clause 15** apply only during the period of a Market Disruption Event and only whilst such event continues. For the sake of clarity, should the Market Disruption Event no longer be continuing, the terms and conditions revert back to those which existed prior to the Market Disruption Event occurring.

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15.2 Market disruption

(a)   If the Financier determines that a Market Disruption Event occurs in relation to a Drawing for any Interest Period, then it shall promptly notify the Borrower that has borrowed the Drawing and the rate of interest on that Drawing for the Interest Period shall be the rate per annum which is the sum of:

    (i)   the Margin; and

    (ii)   the rate notified by the Financier soon as practicable and in any event no later than 5 Business Days after the commencement of that Interest Period, to be that which expresses as a percentage rate per annum the cost to the Financier of funding the Drawing from whatever source it may reasonably select.

(b)   The Financier shall determine the rate notified by it under sub-paragraph (a)(ii) above in good faith. The rate so notified and any notification under paragraph (c) below will be conclusive and binding on the parties in the absence of bad faith or manifest error.

(c)   In this document, *Market Disruption Event* means:

    (i)   at or about noon on the first Business Day of the relevant Interest Period the relevant Screen Rate is not available and none or only one of the relevant Reference Banks supplies a rate to the Financier to determine the Base Rate for the relevant currency and period; or

    (ii)   before 5.00pm (Sydney time) on the Business Day after the first day of the relevant Interest Period, the Financier notifies the relevant Borrower that as a result of circumstances affecting the market generally (whether or not those circumstances, or their effect on the Financier's cost of funds, subsist on the date of this document) the cost to it of funding its funding a Drawing for that Interest Period exceeds the Base Rate.

15.3 Alternative basis of interest or funding

(a)   If a Market Disruption Event occurs and the Financier or a Borrower so requires, the Financier and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)   Any alternative basis agreed pursuant to paragraph (a) above shall only apply, with the prior consent of the Borrower, and then shall be binding on all parties.

15.4 Confidentiality

(a)   Subject to paragraph (b), the Borrower shall keep confidential and not disclose to any other person, any information relating to the Financier described in this **clause 15**.

(b)   However, the Borrower or its officers or employees may disclose such information:

    (i)   to the extent required by any applicable law or regulation; or

(ii)   to the extent it reasonably deems necessary in connection with any actual or contemplated proceedings or a claim with respect to this **clause 15.4**.

16   Increased costs

16.1   Compensation

Each Borrower agrees to compensate the Financier within 10 Business Days of demand made by the Financier if:

(a)   a Directive, or change in Directive, in either case applying for the first time after the Completion Date (not including a Directive or change in Directive announced before the Completion Date or a Directive or change in Directive which was known on or before the Completion Date would become applicable during the Availability Period); or

(b)   a change in a Directive's interpretation or administration by an authority after the Completion Date (not including such change if it was announced before the Completion Date); or

(c)   compliance by the Financier or any of its Related Entities with any such Directive, changed Directive or changed interpretation or administration directly or indirectly:

    (i)   increases the cost of providing, funding or maintaining the Facility to the Financier or any of its Related Entities; or

    (ii)   reduces any amount received or receivable by, or the effective return to, the Financier or any of its Related Entities, in connection with; or

    (iii)   reduces the return on capital allocated to the Facility, or the overall return on capital of the Financier or any of its Related Entities, in connection with a Facility or the Financier's observance or performance of its obligations under any Finance Document

    (each an **Increased Cost**).

(d)   In this **clause 16.1**, a reference to a Directive does not include a Directive imposing or changing the basis of a tax on the overall net income of the Financier.

(e)   Compensation need not be in the form of a lump sum and may be demanded as a series of payments.

(f)   Any demand under this **clause 16.1** is to be made by the relevant Financier.

16.2   Increased cost claims

The Financier intending to make a claim pursuant to **clause 16.1** shall notify the relevant Borrower of the event giving rise to the claim and shall, as soon as practicable after a demand by the relevant Borrower, provide a certificate confirming the amount of its Increased Costs.

16.3   Exceptions

Clause 16.1 does not apply to the extent any Increased Cost is:

(a) attributable to a deduction or withholding for or on account of Taxes from a payment under a Finance Document required by law; or

(b) compensated for under **clause 16** by the Borrower; or

(c) attributable to the wilful default by the Financier or its Related Entities of any law or regulation.

16.4 Possible Minimisation

The Borrower agrees to compensate the Financier whether or not an Increased Cost could have been avoided. However, the Financier agrees to take reasonable steps that are commercially practicable in the context of its business to minimise any Increased Cost. The Borrowers' obligation to pay any amount under a Finance Document is not affected because the relevant increase or deduction could have been avoided.

17 Fees, costs and indemnities

17.1 Fees

The Borrowers shall pay to the Financier:

(a) the Commitment Fee:

    (i) on the last day of each quarter which ends during the Availability Period; and

    (ii) on the Repayment Date.

(b) the Upfront Fee upon execution of this document by the Borrowers; and

(c) the Issuance Fee in respect of each LC Instrument issued under this document quarterly in advance commencing on the date of issue of the LC Instrument:

    (i) on its Drawdown Date; and

    (ii) on the last Business Day of each subsequent 3 month period until the later of its expiry and the date the Financier receives payment of all amounts due in respect of the LC Instrument pursuant to this document.

17.2 Break costs

(a) If the Financier receives or recovers all or part of any Outstanding Amount of a Drawing or overdue amount under a Finance Document (**Received Amount**) before the last day of the then current Interest Period, the Borrower must pay to the Financier within 2 Business Days of demand the amount (if any) by which:

    (i) the interest which the Financier would have received on the Received Amount for the period from the date of receipt or recovery of the Received Amount to the last day of that Interest Period, had it been paid on that last day;

exceeds:

(ii)   the interest which the Financier determines that it would obtain by placing an amount equal to the Received Amount on deposit with a leading Australian bank (or New Zealand bank if the Received Amount is denominated in NZ$) for the period from the Business Day following receipt or recovery and ending on the last day of that Interest Period.

(b)   If for any reason the Borrower revokes, or fails to draw in accordance with, a Drawdown Notice given by it, then within 3 Business Days of demand the Borrower must pay to the Financier the amount which would have been payable under paragraph (a) if the Draw had been drawn down and prepaid on the specified drawdown date.

17.3   Refundability

All fees payable under this document are non-refundable.

18   General

18.1   Guarantor's acknowledgement

Each party entering into this document as a guarantor:

(a)   consents to the provision of the financial accommodation set out in this document to the Borrowers;

(b)   confirms that:

(i)   nothing contained in this document affects the validity and enforceability of its Guarantee;

(ii)   the financial accommodation provided under this document constitutes "Guaranteed Money" for the purposes of the Guarantee and Indemnity; and

(iii)   the Security extend to and secures the performance of the Borrowers' obligations under this document.

18.2   Application to Transaction Documents

If anything in this **clause** 18 is inconsistent with a provision in another Finance Document, then the provision this document prevails but only to the extent of the inconsistency.

18.3   Governing law and jurisdiction

This document is governed by the laws of New South Wales.

18.4   Jurisdiction

Each Obligor irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place (and any court of appeal) and waives any right to object to an action being brought in those courts, including on the basis of an inconvenient forum or those courts not having jurisdiction.

ME_113184614_1 (W2007)

Schedule 1

Parties and Details for Notices

Initial Borrowers

Name	**Royal Wolf Trading Australia Pty Limited**
ACN	069 244 417
ABN	38 069 244 417
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer
Funding Office of the Financier applicable to this Initial Borrower	Sydney, Australia

Name	**Royalwolf Trading New Zealand Limited**
Company number	1062072
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer
Funding Office of the Financier applicable to this Initial Borrower	Auckland, New Zealand

ME_113184814_1 (W2007)

Initial Guarantors

Name	**Royal Wolf Holdings Limited**
ACN	121 226 793
ABN	91 121 226 793
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	**Royal Wolf Trading Australia Pty Limited**
ACN	069 244 417
ABN	38 069 244 417
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

ME_113184814_1 (W2007)

Name	**Kookaburra Containers Pty Ltd**
ACN	079 735 050
ABN	22 079 735 050
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	**Royalwolf Trading New Zealand Limited**
Company number	1062072
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	**Royalwolf NZ Acquisition Co. Limited**
Company number	2115393
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Financier

Name	Commonwealth Bank of Australia
ABN	ABN 48 123 123 124
Funding Offices	Sydney, Australia and Auckland, New Zealand

Notice Details for the Sydney Funding Office

Address for Notice	Loans Administration Team Level 9 101 George Street Parramatta NSW 2150 Australia with a copy to Attention: Olli Mustonen/Bowen Taylor Commonwealth Bank of Australia Level 22, Tower 1, 201 Sussex Street Sydney NSW 2000 Australia
Tel	1800 115 891
Fax	1300 857 262 with a copy to +61 2 9118 4204
Email	corplend@cba.com.au with a copy to: Bowen.Taylor@cba.com.au and Clarissa.Soesanto@cba.com.au
Attention	Team Manager

Notice Details for the Auckland Funding Office

Address for Notice	New Zealand Loan Administration Team Level 5 Albert & Wellesley Streets Auckland, New Zealand
Tel	+64 9 301 5609
Fax	+64 9 301 9163
Email	fmsecurities.derivatives@asb.co.nz with a copy to: Bowen.Taylor@cba.com.au and Clarissa.Soesanto@cba.com.au
Attention	Team Manager

ME_113184814_1 (W2007)

Schedule 2 - Facility Summary

FACILITY A multiple option facility	
Type:	Revolving multi-option facility for provision of: • cash advances; • letters of credit; • bank guarantees; and • performance bonds.
Available to:	Each Borrower
Facility Limit:	A$50,000,000 as reduced by the total of all reductions in accordance with this document
Currency:	The Base Currency or Optional Currency
Base Currency	Australian Dollars
Optional Currency:	New Zealand Dollars or any other currency that the Financier approves in writing as an Optional Currency, in its absolute discretion.
Repayment Date:	31 July 2017
Purpose:	Restructuring existing debt under the ANZ LOO and ANZ NZ Facility Agreement and establishing a club facility for general corporate purposes
Availability Period:	The period from the date of this document to the earlier of: (a) the date which is 30 days before the Repayment Date; and (b) the date on which the Facility A Limit is cancelled in full or permanently reduced to zero in accordance with this document.
Repayment:	• In relation to the each Drawing which is a Cash Advance under Facility A, bullet repayment on the Repayment Date; and • in respect of any other Drawing under Facility A, on or before the Repayment Date.
Drawing restrictions:	Not applicable

ME_113184814_1 (W2007)

Prepayment and cancellation restrictions:	The Facility may be prepaid or cancelled in whole or in part on 2 Business Days prior written notice to the Financier.
	Unless the Financier otherwise agrees, a prepayment of only part of the Utilised Commitment for this Facility must be for a minimum amount and in an integral multiple specified in clause 7.11.
	Amounts prepaid under the Facilities may be redrawn.
Margin in respect of Cash Advances:	The Margin of 1.50% applies from the date of this document up to the date on which the first Compliance Certificate is delivered. From the date following the delivery of the first Compliance Certificate, the following Margin matrix applies.

Net Debt Leverage Ratio	Margin
>2.75x	1.85% per annum
>2.5x≤2.75x	1.60% per annum
>2.25x≤2.5x	1.40% per annum
>2.0x≤2.25x	1.30% per annum
≤2.0x	1.20% per annum

	The Margin applicable to a Drawing which is a Cash Advance will be set on the first day of the applicable Interest Period. Margin adjustments will take effect on the first day of the next Interest Period commencing after the date of delivery of the most recent Compliance Certificate.
Interest Rate:	The aggregate of the Base Rate plus the Margin
Interest Periods:	1, 2, 3, 4, 5 or 6 months or any other period agreed between the relevant Borrower (or Royal Wolf Trading Australia Pty Limited or Royal Wolf Holdings Limited) and the Financier.
Interest Payment Date:	The last day of each Interest Period and each date of repayment or prepayment of all or part of a Drawing.
Issuance fee in respect Drawings by the issuance of LC Instruments	The issuance fee applicable to each Drawing by the issuance of an LC Instrument is the LC Rate calculated on the face value amount (or, where the LC Instrument is denominated in an Optional Currency, the Base Currency Amount of the face value amount) and term of each LC Instrument issued under this document, where the **LC Rate** is equal to the applicable Margin for an equivalent Drawing in the form of a Cash Advance under Facility A. The minimum issuance fee payable per quarter is $50 per quarter.
	The Issuance Fee is payable under and in accordance with clause 17.1 of this document.

ME_113184814_1 (W2007)

Upfront Fee:	Upfront Fee: 0.25% of the Facility A Limit. The Upfront Fee is payable under and in accordance with clause 17.1.
Commitment Fee:	**Commitment Fee:** • where 75% or more of Facility Limit is drawn: 40% of the applicable Margin per annum; and • where less than 75% of Facility Limit is drawn, 50% of the applicable Margin per annum, calculated on the daily balance of the Unused Commitment from the date of the Facility Agreement and ending on the last day of the Availability Period for the Facility. The Commitment Fee is payable under and in accordance with clause 17.1

FACILITY B
revolving cash advance facility

Type:	Revolving Cash Advance
Available to:	Each Borrower
Facility Limit:	A$20,000,000 as reduced by the total of all reductions in accordance with this document
Currency:	The Base Currency or an Optional Currency
Base Currency	Australian Dollars
Optional Currency:	New Zealand Dollars or any other currency that the Financier approves in writing as an Optional Currency, in its absolute discretion.
Repayment Date:	31 July 2019
Purpose:	Restructuring existing debt under the ANZ LOO and ANZ NZ Facility Agreement and establishing a club facility for general corporate purposes
Availability Period:	The period from the date of this document to the earlier of: (a) the date which is 30 days before the Repayment Date; (b) the date on which the Facility B Limit is cancelled in full or permanently reduced to zero in accordance with this document.
Repayment:	Bullet repayment on the Repayment Date
Drawing restrictions:	Not applicable

ME_113184814_1 (W2007)

Prepayment and cancellation restrictions:	The Facility may be prepaid or cancelled in whole or in part on 2 business days prior written notice to the Financier. Unless the Financier otherwise agrees, a prepayment of only part of the Outstanding Amount for this Facility must be for a minimum amount and in an integral multiple specified in clause 7.11. Amounts prepaid under the Facilities may be redrawn.
Margin in respect of Cash Advances:	The Margin of 1.75% applies from the date of this document up to the date on which the first Compliance Certificate is delivered. From the date following the delivery of the first Compliance Certificate, the following Margin matrix applies. <table><tr><td>Net Debt Leverage Ratio</td><td>Margin</td></tr><tr><td>>2.75x</td><td>2.15% per annum</td></tr><tr><td>>2.5x≤2.75x</td><td>1.85% per annum</td></tr><tr><td>>2.25x≤2.5x</td><td>1.65% per annum</td></tr><tr><td>>2.0x≤2.25x</td><td>1.55% per annum</td></tr><tr><td>≤2.0x</td><td>1.45% per annum</td></tr></table> The Margin applicable to a Drawing which is a Cash Advance will be set on the first day of the applicable Interest Period. Margin adjustments will take effect on the first day of the next Interest Period commencing after the date of delivery of the most recent Compliance Certificate.
Interest Rate:	The aggregate of the Base Rate plus the Margin
Interest Periods:	1, 2, 3, 4, 5 or 6 months or any other period agreed between the relevant Borrower (or Royal Wolf Trading Australia Pty Limited or Royal Wolf Holdings Limited) and the Financier.
Interest Payment Date:	The last day of each Interest Period and each date of repayment or prepayment of all or part of a Drawing.
Upfront Fee:	**Upfront Fee**: 0.40% of the Facility B Limit. The Upfront Fee is payable under and in accordance with clause 17.1

ME_113184814_1 (W2007)

Commitment Fee:	Commitment Fee:
	• where 75% or more of Facility Limit is drawn: 40% of the applicable Margin per annum; and
	• where less than 75% of Facility Limit is drawn, 50% of the applicable Margin per annum,
	calculated on the daily balance of the Unused Commitment from the date of the Facility Agreement and ending on the last day of the Availability Period for the Facility.
	The Commitment Fee is payable under and in accordance with clause 17.1

ME_113184814_1 (W2907)

Schedule 3

Drawdown Notice

To: Commonwealth Bank of Australia (ABN 48 123 123 124)

        (Financier)

From: [Insert full name of Borrower] ABN [Insert ABN]

        (Borrower)

Date: [   ]

DRAWDOWN NOTICE

Facility agreement dated [   ] (Facility Agreement)

Dear Sirs

Unless otherwise defined, expressions used in this notice have the meaning given to them in the Facility Agreement.

This is a Drawdown Notice and is irrevocable.

We give you notice that the Borrower requires a Drawing as follows:

Facility	[insert Facility A or B]
	[in relation to Facility A insert: nature of drawing (eg cash advance; letter of credit, bank guarantee or performance bond)
Drawdown Date:	[date], which is a Business Day
Amount (including relevant currency A$ and/or NZ$):	A$/NZ$^
Purpose:	[insert] [If a Drawing by the issue of an LC instrument under the Facility A, describe details of the LC Secured Contract and attach a copy. If there is no LC Secured Contract, then state the purpose for which LC Instrument is required]
Interest Period**	[ ] month(s)
Payment Instructions**:	Account number: [insert]
	Account name: [insert]
	Bank and branch: [insert]
	BSB: [insert]
Beneficiary*	[insert name and address of beneficiary]

38

Expiry Date*	[insert], being a date not after the Maturity Date
Place of delivery*	[insert name and address]

^delete the non-relevant currency to the drawing
**delete if not drawing a cash advance otherwise complete details
* delete if not requesting a letter of credit, bank guarantee or performance bond, otherwise insert details

We represent and warrant that:

1.   each representation and warranty under **clause 10** of the Common Terms Deed Poll is true and correct on the date of this Drawdown Notice and will be true and correct on the proposed Drawdown Date (both before and after the Drawing is made) in each case with reference to the facts and circumstances existing at that time; and

2.   no Event of Default or Review Event is subsisting or will result from the making of the Drawing.

Yours faithfully

[Insert name of Authorised Officer]

For and on behalf of [*Insert name of Borrower*]

ME_113184814_1 (W2007)

Schedule 4

Form of Australian Verification Certificate

[insert date]

To: Commonwealth Bank of Australia (ABN 48 123 123 124)
       Level 22, Tower 1, 201 Sussex Street, Sydney NSW 2000
       (**Financier**)

From: [insert name of Company]

Verification Certificate – Facility Agreement with Royal Wolf Holdings Limited and others dated [date] (Facility Agreement)

I am an officer of [   ] ACN [   ] (**Company**) and am authorised to give this verification certificate for and on behalf of the Company. Terms defined in the Facility Agreement apply in this verification certificate. We certify that:

1.   **Attachments**

       Attached are true, complete and up-to-date copies of the following, which as at the time the meeting referred to in paragraph 4 was held and as at today, are in full force and effect, and which have not been revoked, suspended or amended:

       (a)   (**constituent documents**) the certificate of registration and constitution of the Company (marked **A**); and

       (b)   *[if applicable, otherwise rely on paragraph 2 below]* (**corporate documents**) each document which evidences any other necessary corporate or other action of the Company in connection with the Finance Documents to which it is intended to be a party, excluding the minutes of the meeting of the directors of the Company referred to in paragraph 4 below (marked **B**).

       (c)   *[if applicable]* (power of attorney) a power of attorney granted by the Company for the execution of the Transaction Documents to which it is intended to be a party (marked **C**):

               (i)   duly executed under common seal or by two directors or a director and secretary; and

               (ii)   showing evidence of stamping, if applicable, and evidence of registration in each applicable jurisdiction;

       (d)   *[if applicable. If none to be attached, instead include a statement: 'The Company has no Material Authorisations which have not been disclosed to you.']* (**material Authorisations**) each of its material Authorisations (marked **D**)

       (e)   [Insert other attachments to be verified].

2.   **Corporate documents**

Other than the minutes of the meeting of the directors of the Company referred to in paragraph 4 below, there are no other documents which evidence any other necessary corporate or other action of the Company in connection with the Finance Documents to which it is intended to be a party.

3.   **Corporations Act**

The Company is not prevented by Chapter 2E or any other provision of the Corporations Act from entering into and performing any Transaction Document to which it is expressed to be a party.

4.   **Directors' meeting**

At a properly convened and properly held meeting of duly appointed directors of the Company, at which a quorum of directors entitled to vote was present and acting, resolutions were duly passed:

(a)   approving the terms of each Finance Document to which the Company is expressed to be a party;

(b)   resolving that:

(i)   the Company's entry into each Finance Document to which it is named as a party is for the commercial benefit of, and in the best interests of, the Company because [*insert description of commercial benefit to the Company (as opposed to corporate group or other entity)*];

(ii)   there are reasonable grounds to expect, and based on those grounds it is expected, that the Company is prior to entering into the Finance Documents, and after entering into the Finance Documents will be, able to pay all its debts as and when they become due (after incurring any liability which it proposes to incur around the time it enters into them);

(c)   authorising the Company to enter into, sign, deliver and perform each Finance Document (and any related ancillary document) to which it is named as a party; and

(d)   appointing the persons listed in paragraph 5 as the Authorised Officers of the Company.

All provisions in the Corporations Act and the constitution of the Company relating to the declaration of directors' interests and the powers of interested directors to vote were duly observed at or before the meeting.

Minutes recording the resolutions referred to above were prepared and recorded in accordance with section 251A of the Corporations Act.

ME_113184814_1 (W2007)

5. Authorised Officers

The following persons are notified as Authorised Officers[1] of the Company with their specimen signatures:

Name	Position/title	Date of birth	Specimen signature

Signed:

_____   _____
Director   Director

_____   _____
Name in full (please print)   Name in full (please print)

---

[1] A person signing this verification certificate cannot be named as an Authorised Officer in this certificate (as they should not be verifying their own signature) unless that person is the sole director and sole secretary of the Company, or unless another person signing this verification certificate is verifying their signature.

42

Schedule 5

Form of New Zealand Director's Certificate

TO: Commonwealth Bank of Australia ACN 123 123 124)
Level 22, Tower 1, 201 Sussex Street, Sydney NSW 2000

AND TO: Minter Ellison Rudd Watts

I [*name of director*], a director of [*name of company*] (the **Company**) certify as follows:

1. **Board resolutions**

   1.1   The board of directors of the Company (the **Board**), having taken all relevant factors into account, has passed all necessary resolutions (the **Resolutions**) to:

   (a)   approve the transactions (the Transactions) contemplated by the documents listed in the **schedule** to this certificate (the Documents) and the Documents themselves;

   (b)   authorise execution of the Documents by the Company in the manner in which they have actually been executed; and

   (c)   authorise the persons specified in paragraph 10 below to give any notices and other communications and take any other action required under, or in connection with, the Documents or Transactions on behalf of the Company.

2. **The Resolutions were duly passed**

   OPTION 1 (Written resolutions)

   in writing signed by all of the directors of the Company entitled to receive notice of a board meeting.

   OR

   OPTION 2 (Meeting)

   at a meeting of the Board:

   (a)   which was properly convened; and

   (b)   in respect of which all quorum requirements were duly observed.

   1.2   The Resolutions remain in full force and effect.

2. **Directors' self-interested transactions**

   OPTION 1 (No Interested Directors) To the best of my knowledge and belief and after making due enquiry of each director (as that term is defined in section 126 of the

Companies Act 1993 (the Act)) of the Company, no such director has an interest (as that term is defined in section 139 of the Act) in the Documents or Transactions.

OR

OPTION 2 (Interested Directors) To the best of my knowledge and belief and after making due enquiry of each director (as that term is defined in section 126 of the Companies Act 1993 (the Act)) of the Company, it has been determined that one or more of the directors (as that term is defined in section 126 of the Act) of the Company is, or may be, interested (as that term is defined in section 139 of the Act) in the Transactions and such interests have been entered in the interests register accordingly. The Transactions have been disclosed to all shareholders of the Company.

2.1   All of the entitled persons of the Company have agreed in writing (under section 107(3) of the Act) to the Company's entry into and performance of the Documents and the Transactions (so that nothing in sections 140 and 141 of the Act will apply to the Transactions).

2.2   In approving the Documents and the Transactions, the Board, after taking into account all relevant factors, has determined that the Company is receiving, or will receive, fair value under them.

3.   **Corporate benefit etc.**

3.1   In approving the Documents and the Transactions, the Board, after taking into account all relevant factors has determined that it is proper for the Company to enter into the Documents and the Transactions and that:

OPTION 1 (Benefit of Company) the Company's entry into and performance of the Documents and the Transactions is in the best interests of the Company.

OR

OPTION 2 (Benefit of Holding Company) (pursuant to an express provision in the constitution of the Company) the Company's entry into and performance of the Documents and the Transactions is in the best interests of the Company's holding company.

3.2   In determining that the Company enter into the Documents and the Transactions, the directors of the Company have acted for a proper purpose.

4.   **Shareholder resolutions and approval**

4.1   **OPTION 1 (No major transaction)** It has been determined that the Transactions do not constitute a "major transaction" for the purposes of section 129 of the Act.

OR

4.2   **OPTION 2 (Major transaction)** It has been determined that the Transactions are or may be a "major transaction" for the purposes of section 129 of the Act. Accordingly, the sole shareholder of the Company has by special resolution:

(a)   approved the Documents and the Transactions; and

(b)   confirmed, approved and ratified the Resolutions.

44

The special resolutions remain in full force and effect.

5. **Due execution**

Each of the Documents has been properly executed by the Company in compliance with its constitution and section 180(1) of the Act. Each Document that is a deed has been properly executed and delivered in compliance with section 9 of the Property Law Act 2007 (the **PLA**).

6. **Solvency**

6.1   I am not aware of any formal step having been taken to appoint a receiver to the Company nor am I aware of any liquidation proceedings or voluntary administration proceedings that have been commenced by any person against the Company, or that are intended or anticipated by the Company.

6.2   Having taken into account all relevant factors, (including, in the case of a guarantee, all rights of contribution and subrogation to which the Company would be entitled if called upon to perform its obligations and the solvency of the guaranteed parties), the Board has determined that the value of the consideration or benefit received, or to be received, by the Company is not less than the value of the consideration provided, or to be provided, by the Company.

6.3   The Company:

(c)   is able to pay its due debts and is not insolvent;

(d)   will be able to perform its obligations under the Documents and the Transactions when required to do so;

(e)   will not become unable to pay its due debts or insolvent as a result of the Documents or the Transactions;

(f)   is not engaged, nor is it about to engage, in a business or transaction for which the remaining assets of the Company are, given the nature of its business or transaction, unreasonably small;

(g)   does not intend to incur nor does it believe or reasonably should believe that it is incurring debts beyond its ability to pay; and

(h)   has no intention of prejudicing any of its creditors (within the meaning of subpart 6 of Part 6 of the PLA) by its entry into the Documents or the Transactions.

7. **Financial assistance**

OPTION 1 (No Financial Assistance) The Documents and Transactions do not include or involve any provision by the Company (directly or indirectly) of financial assistance in connection with the purchase of a share issued, or to be issued, by the Company or its holding company.

OR

OPTION 2 (Financial Assistance)

7.1   The Documents and Transactions do or may include or involve the provision by the Company (directly or indirectly) of financial assistance in connection with the purchase of a share issued or to be issued by the Company or its holding company.

7.2   All of the Company's entitled persons have agreed in writing under section 107(1)(e) of the Act to the giving of the financial assistance otherwise than in accordance with sections 76 to 80 of the Act.

7.3   The Board, having regard to the most recent financial statements of the Company and all other circumstances which affect, or may affect, the value of the Company's assets and the value of the Company's liabilities, including contingent liabilities, has determined on reasonable grounds that the Company will, immediately after the giving of the financial assistance, satisfy the Solvency Test as set out in section 4 for the purposes of section 108(5) and section 108(5)(A) of the Act.

7.4   Each of the directors of the Company who voted in favour of the giving of the financial assistance has signed a certificate, stating that, in their opinion, the Company will, immediately after the financial assistance is given, satisfy the Solvency Test, and those directors continue to be satisfied on reasonable grounds that the Solvency Test will be satisfied immediately after the financial assistance is given.

8.   **Consents and Authorisations**

OPTION 1 (No Consents) Except for any consent, approval or authorisation previously referred to in this certificate, no consents, approvals or authorisations are required by the Company for entry into, execution or performance of the Documents and the Transactions.

OR

OPTION 2 (Consents Obtained) All consents, approvals and authorisations required by the Company in connection with the entry into, execution and performance of the Documents and the Transactions have been obtained on an unconditional and unqualified basis and remain in full force and effect.

9.   **Constitutional documents**

The copy of the certificate of incorporation and the constitution of the Company (incorporating all amendments) which is held on its records as maintained on the Companies Office website as at the date of this certificate, which is attached to this certificate is complete, correct and includes all alterations to date.

10.   **Authorised signatories**

The following are the true signatures of the persons who have been authorised ([any one of them acting alone]/[any two of them acting together]) to give any notices and other communications, and to take any other action required, under or in connection with the Documents on behalf of the Company.

Name	Position	Signature

ME_113184814_1 (W2007)

DATED:

_____

Name:

Schedule of Documents

- [*List documents to which the Company is party*]

Schedule 6

Conditions Precedent to first Drawing

The following is the list of items referred to in **clause 6**. Certification of an item must comply with **clause** 6.3 of this document.

Items to be provided to Financier:

Item		Description	Form
1.	Verification certificate	A verification certificate for each Australian Obligor in the form set out in **Schedule 4** and a directors' certificate for each New Zealand Obligor in the form set out in **Schedule 5**, in each case properly completed and with all required attachments, duly signed by a director or company secretary dated no earlier than 2 Business Days before Financial Close	Original
2.	Know your Customer	Completion of the Financier's KYC Checks in respect of each Obligor and their respective Authorised Officers, and any other person for whom the Financier reasonably believes that an applicable customer identification procedure must be conducted in connection with the Finance Documents and the transactions contemplated by those documents.	Original
3.	Finance Documents	Each Finance Document required by the Financier as a pre-condition to Financial Close, properly executed by all parties to it (other than the Financier) and, where applicable: • in registrable form, together with all things (including documents) necessary to register the Finance Document in each relevant jurisdiction and evidence of the registration on the Personal Property Securities Register of each financing statement (as defined in the Australian PPSA) and evidence of the registration on the New Zealand Personal Property Securities Register of each financing statement (as defined in the NZ PPSA) required by the Financier to perfect any Security Interest created under the Finance Documents; and • having had all Taxes paid on it or, if not already paid, sufficient same day funds to enable the payment of any Taxes chargeable on it, together with all things (including documents) necessary to pay those Taxes	Original
4.	Multi-jurisdictional statement(s)	Multi-jurisdictional statement(s) signed on behalf of each Obligor who provides a Security where any of the relevant Secured Property is situated, or taken under the *Duties Act 1997* (NSW) to be situated, in New South Wales	Original
5.	Legal opinions	Legal opinions acceptable to, and addressed to, the Financier from: • Minter Ellison, legal advisers to the Financier as to Australian law; and • Minter Ellison Rudd Watts, legal advisers to the Financier as to	Original

		New Zealand law.	
6.	Title Documents	Each Title Document in respect of the Secured Property. This includes: • share certificates for all the issued share capital of each Obligor (other than Royal Wolf Holdings Limited), together with executed undated blank transfer forms for all shares	*Original*
7.	Share registers	• The share register maintained by each Obligor (other than Royal Wolf Holdings Limited) in respect of all shares issued by it	*Certified copy*
8.	Discharges and releases	Duly completed and executed discharges and releases, in registrable form, of any Security Interest (other than a Permitted Security Interest) existing over the Secured Property.	*Original*
9.	Insurance	Evidence that all insurances required under the Finance Documents are in place, noting the interests of the Security Trustee as required under the Finance Documents	*Certified copy*
10.	Hedging	Hedging Policy	*Certified copy*
11.	Process agent	Evidence that any process agent appointed under the Finance Documents who is not an Obligor has accepted its appointment	*Original*
12.	New Zealand entitled person's agreements	An entitled person's agreement for each of Royalwolf Trading New Zealand Limited and Royalwolf NZ Acquisition Co. Limited, signed by the shareholder of each of those companies.	*Original*
13.	Securited Finance Document	• Each request for nomination from Royal Wolf Holdings Limited in respect of each Security and this document; • Each 'Nomination Certificate' (as defined in the Security Trust Deed) in respect of each Security and this document; • Each Accession Deed (STD) in respect of the Financier, in each case properly executed by all parties to it or such other evidence that each Security and this document is a Secured Finance Document, and the Financier is a "Beneficiary", for the purposes of the Security Trust Deed.	*Original*

Other items:

Item		Description
14.	Searches and enquiries	The results of all searches, enquiries and requisitions on the Financier's behalf with respect to each Obligor and the Secured Property, including all searches of the Personal Property Securities Register in respect of the Secured Property and each Obligor

49

ME_113184814_1 (W2007)

Schedule 7

Selection Notice

[BORROWER'S LETTERHEAD]

[*Date*]

To: Commonwealth Bank of Australia ABN 48 123 123 124
          Level 22, Tower 1, 201 Sussex Street, Sydney NSW 2000

Attention: Senior Relationship Manager

**Selection Notice - Facility Agreement with Royal Wolf Holdings Limited and others dated [date]
(Facility Agreement)**

We give you irrevocable notice to continue Drawings for the Interest Period selected below.
Expressions defined in the Facility Agreement apply in this Selection Notice.

Cash Advance

Drawing amount   A$[   ]

Interest Period   [   ] month(s)

Selection Date   [*date*], which is a Business Day

Representation and warranty

We represent and warrant that except as disclosed below, no Review Event or Event of
Default subsists and that each representation and warranty under **clause 10** of the Common
Terms Deed Poll is correct and not misleading as if made at the date of this Selection Notice
and the above Selection Date, in respect of facts and circumstances at each time.

Disclosed exceptions to the above paragraph and the status of remedial action are as
follows:

Exception	Remedial action status proposed/undertaken
[*Clause and description*]	[*Describe action undertaken/proposed*]

We acknowledge that disclosure of these exceptions will not prejudice the Financier's rights
under the Facility Agreement or affect the operation of **clause 10.2** of the Common Terms
Deed Poll.

....
Authorised Officer of [name of Borrower]
Name and title (print):

Schedule 8

Form of letter of credit

COMMONWEALTH BANK OF AUSTRALIA
ABN 48 123 123 124
IRREVOCABLE STANDBY LETTER OF CREDIT NUMBER ......
DATED (*issue date*)

Commonwealth Bank of Australia ("the Bank") hereby issues its Irrevocable Standby Letter of Credit for an amount not exceeding **[insert currency & amount]** on behalf of **[insert name of applicant]** ("the Applicant") in favour of **[insert name of beneficiary-bank]** ("the Beneficiary") in connection with **[.................]**

Expiry Date	**[insert expiry date]**
Place of Expiry	**[insert place of expiry]**
Available only at	Commonwealth Bank of Australia Institutional Banking Level 5, 48 Martin Place Sydney NSW 2000
By Drafts on	Commonwealth Bank of Australia Institutional Banking Level 5, 48 Martin Place Sydney NSW 2000
Payable at	Sight
Enfaced	Drawn under Commonwealth Bank of Australia Irrevocable Standby Letter of Credit Number **[insert L/C Number]** dated **[insert date of L/C]**
Issued in Connection with	**[.............]**

Orders for payment under this Letter of Credit must require payment to be made to an account with a financial institution in the name of the Beneficiary or as directed by the Beneficiary or to the order of the Beneficiary, must be delivered to Commonwealth Bank of Australia at the place specified above on or before 5pm on the Expiry Date and be accompanied by a written declaration stating that:

a)   the declarants are two officers of the Beneficiary, making the declaration on behalf of the Beneficiary;

b)   the declarants have authority to make the declaration on behalf of the Beneficiary;

c)   the declaration is given under Letter of Credit No............

ME_113184814_1 (W2007)

d)   the amount claimed is not more than the maximum aggregate amount available under that Letter of Credit Number .... dated ....

e)   the amount claimed represents an amount or amounts due and remaining unpaid to the Beneficiary by [...................]

The amount of the Letter of Credit will automatically reduce by all the amounts drawn under it.

There is no responsibility on the part of Commonwealth Bank of Australia to investigate the authenticity of the declaration or the capacity or entitlement of the declarants to make the declaration.

All bank charges for the Letter of Credit are for the account of the Applicant or otherwise instructed by the Applicant.

This Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits (2007 Revision) International Chamber of Commerce Brochure Number 600.

Commonwealth Bank of Australia engages with the Beneficiary that drafts drawn under and in compliance with the terms of this Letter of Credit are payable at Sight.

On behalf of Commonwealth Bank of Australia.

....
Authorised Signatory   Authorised Signatory

g:\credit.ctl\contliab\irstlecr.doc

ME_113184814_1 (W2007)

Schedule 9

Form of bank guarantee

Commonwealth Bank
Commonwealth Bank of Australia
ABN 48 123 123 124



Bank Guarantee

	G<<GTEE NO.>>

To   <<NAME OF FAVOUREE>>

('Favouree')
Security for obligations of

<<FULL CUSTOMER NAME/S>>

('Customer')

The Customer is required to provide security to the Favouree for the performance of obligations under a contract for:

<<INSERT DETAILS E.G. PAYMENT OF RENT FOR PREMISES AT XXXX/SATISFACTORY COMPLETION OF BUILDING WORK AT XXXX/SATISFACTORY CONNECTION OF WATER/ELECTRICITY SUPPLY AT XXXX>>

Commonwealth Bank of Australia ABN 48 123 123 124 ('Bank') has agreed to provide this guarantee which the Favouree has agreed to accept as the security.

The Bank unconditionally undertakes to pay on written demand any sum which may from time to time be demanded by the Favouree to a maximum aggregate sum of

Guaranteed Amount (in words and figures)

<<INSERT AMOUNT IN WORDS>>	$<<INSERT FIGURE>>

This guarantee is to continue until one of the following events occur:

- the Bank receives written notification from the Favouree that this guarantee is no longer required;
- the return of this guarantee to the Bank;
- payment to the Favouree by the Bank of the whole of the Guaranteed Amount or such lesser sum as may be required by the Favouree;
- the arrival of the Expiry Date namely <<INSERT EXPIRY DATE>>, and no demand may be made on the Bank unless made and delivered to the Bank prior to the Expiry Date.

Should the Favouree notify the Bank in writing that it requires payment to be made to it of the whole or any part or parts of the Guaranteed Amount, it is unconditionally agreed that such payment will be made to the Favouree forthwith without further reference to the Customer and notwithstanding any notice given by the Customer to the Bank not to pay same. The Bank reserves the right to require proof of identity of any person acting on behalf of the Favouree and to confirm the authenticity of the written notification of the Favouree before making payment to the Favouree.

Provided always that the Bank may at any time without being required to do so pay to the Favouree the Guaranteed Amount less any amount it may have already paid hereunder and thereupon the Bank's liability under this guarantee shall immediately cease.

The Benefit of this guarantee is personal and not capable of assignment but claims by the Favouree may be paid at the Favouree's direction to other persons.

Dated at	<<INSERT PLACE OF ISSUE>>	<<DAY>>

day of	<<INSERT MONTH>>	<<YEAR>>

_____

On Behalf Of
Manager, Bank Guarantees
Business Finance Services

For the
Commonwealth Bank of Australia
Enterprise Services
Business Finance Services
Locked Bag 335, Silverwater NSW 2128

002-721 040510 (TLS141)

54

Schedule 10

Form of Prepayment notice – clause 7.11

To: Commonwealth Bank of Australia (ABN 48 123 123 124)

(Financier)

From: [Insert full name of Borrower] ABN [Insert ABN]

(Borrower)

Date: [   ]

Prepayment Notice

Facility agreement dated [   ] (Facility Agreement)

Date:

Unless otherwise defined, expressions used in this notice have the meaning given to them in the Facility Agreement.

This is a Prepayment Notice and is irrevocable.

We give you notice that:

1. We wish to prepay our loan on [date], which is a Business Day   (the *"Prepayment Date"*)

2. Details as follows

Drawing Amount: $[●]

Drawing Period: [Drawdown Date] to [Prepayment]

Prepayment Amount: $[●]

Interest Due: $[●]

3. We confirm principal and interest of [$] can be debited from our bank account number [BSB: Account No:].(*Direct Debit Authority has been given*).

           Or

We confirm we will remit principal and interest of [$] to your IB Sundry Parties Account BSB [●] Account No: [●]

[complete as appropriate]

Yours faithfully

[Insert name of Authorised Officer]

For and on behalf of [Insert name of Borrower]

Signing pages

Executed as an agreement.

Each attorney signing this deed poll under a power of attorney certifies, by the attorney's signature, that the attorney has no notice of the revocation of the power of attorney.

Initial Borrowers

Executed by **Royal Wolf Trading Australia Limited** in accordance with section 127 of the Corporations Act by its authorised officers:	
[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
Robert Allan	GREGORY BAKER
Name	Name
Executed by **Royalwolf Trading New Zealand Limited (company number 1062072)** by:	
[signature]	[signature]
Signature of director	Signature of director
Robert Allan	GREGORY BAKER
Name	Name









Initial Guarantors

Executed by **Royal Wolf Holdings Limited** in accordance with section 127 of the Corporations Act by its authorised officers.



_____
Signature of director

Robert Allan
_____
Name



_____
Signature of director/secretary

GREGORY BAKER
_____
Name

Executed by **Royal Wolf Trading Australia Limited** in accordance with section 127 of the Corporations Act by its authorised officers.



_____
Signature of director

Robert Allan
_____
Name



_____
Signature of director/secretary

GREGORY BAKER
_____
Name

Executed by **Royalwolf Trading New Zealand Limited (company number 1062072)** by:



_____
Signature of director

Robert Allan
_____
Name



_____
Signature of director

GREGORY BAKER
_____
Name

ME_113164E14_1 (W2007)

Executed by **Kookaburra Containers Pty Limited** in accordance with section 127 of the Corporations Act by its authorised officers:



Signature of director	Signature of director/~~secretary~~
Robert Allan	GREGORY BAKER
Name	Name



Executed by **Royalwolf NZ Acquisition Co. Limited (company number 2115393)** by:

Signature of director	Signature of director
Robert Allan	GREGORY BAKER
Name	Name





58

ME_113184814_1 (W2007)

Financier

Executed by **Commonwealth Bank of Australia**
ABN 48 123 123 124 by its duly constituted
attorney under power of attorney dated 24 June
2013 registered Book 4651 No. 555 who has no
notice of revocation of such power of attorney in
the presence of:

←

_____
Signature of witness

Vincent Li

_____
Name of witness (print)

←

_____
Signature of attorney

OLLI MUSTONEN
_____
Name of attorney (print)

ASSOCIATE DIRECTOR
_____
Title of attorney (print)